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                           WESTMORELAND COAL COMPANY

                                March 10, 1999

Dear Preferred Shareholder:

  My purpose here is to introduce you to the enclosed Offer to Purchase Depositary Shares. Your Board and Management have worked hard and successfully to save, repair, and rebuild Westmoreland Coal Company. Our goal has been to satisfy our obligations such as retiree health benefits and to deliver value to all shareholders. We view this Offer and the choice it provides you as a part of that continuing effort.

  This Offer arises out of negotiations and a compromise among the Company, the Official Committee of Equity Security Holders, and various United Mine Workers of America Benefit Funds following the Company's motion to dismiss its bankruptcy cases. The Company filed its motion in July of 1998 as our business plan continued to take hold as reflected in our substantially improved financial condition. The Funds had sought to limit or prohibit distributions to shareholders and the Equity Committee had sought to liquidate the Company and cut off benefits to retirees. For our part, we sought to maximize the Company's value and to balance the interests of those to whom we have legal and moral duties. The result was a Master Agreement, summarized in the enclosed documents, which preserves the Company as an ongoing enterprise with undiluted ownership vested in its existing shareholders, continued benefits to retirees, and the ability to make this Offer.

  During the negotiations, we proposed to purchase all of the Depositary Shares for a combination of cash, debt and Common Stock. The cash component of that proposal was in the range of $15-20 million. The Company believed that such an approach would deliver value, certainty and security to preferred shareholders while providing more predictability and stability to the Company which in turn could enhance the value of the Company for retirees and all shareholders. While acceptable to the Funds and within the guidelines of the emerging settlement agreement, representatives of the Equity Committee rejected this proposal and demanded instead a partial, all-cash tender offer. The Board of Directors concluded that the Company's agreement to the terms of the settlement, including the partial tender contemplated by this Offer, was in the best interest of the Company and its shareholders because it facilitated a consensual dismissal of the Company's bankruptcy case. The Company agreed to offer to purchase no less than 1 million of its Depositary Shares and the associated dividend arrearages for $20 million in cash.

  The agreement gave the Equity Committee the right to designate the price per share to be offered. On December 9, 1998, the Equity Committee designated a price of $19 per share which would result in a purchase of up to 1,052,631 Depositary Shares. At the time, the market price for Depositary Shares was between $13 and $14. At $19 per share the tender offer gives shareholders the choice to sell at least some of their Depositary Shares for cash at a premium over the market price and it gives the Company an opportunity to extinguish the payment of accrued and future dividends on the Depositary Shares that are purchased. This Offer is expressly conditioned upon the Company's completing the sale of its remaining interest in the Rensselaer cogeneration project.

  With respect to Depositary Shares not tendered, or shares tendered in excess of the total which may be purchased in the Offer, the right to dividends in arrears and future dividends prior to the payment of any Common Stock dividends will remain. However, the Company will also remain subject to all limitations of Delaware law plus contractual restrictions under the Master Agreement with respect to the payment of such preferred dividends. Going forward, the Company's Board of
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Shareholder Letter
March 10, 1999
Page 2

Directors will review payment of quarterly Preferred Stock dividends in light of these restrictions and in consideration of the shareholders' best interests. It is likely that in the near term most available cash should be reinvested rather than distributed in order to enhance the long-term value of the Company for all shareholders. The Company will continue to focus first on its core businesses for such reinvestment, as it did in 1996 when it increased its ownership in Westmoreland Resources, Inc.

  The Company, its Board of Directors and its executive officers make no recommendation as to whether you should tender your Depositary Shares. I encourage you to read the enclosed Offer to Purchase and related materials before making your choice. If you choose to participate in the offer, please follow the instructions in the enclosed materials.

  If you have any questions, please call the Information Agent at the phone numbers listed on the back cover of the enclosed Offer to Purchase. Thank you.

                                     Very truly yours,

                                     Christopher K. Seglem
                                     Chairman of the Board,
                                     President and Chief Executive Officer